October 25, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Russell Mancuso and Mr. Brian Soares

Re:                             CombiMatrix Corporation
Registration Statement on Form S-1
Filed September 17, 2013
File No. 333-191211

Dear Mr. Mancuso and Mr. Soares:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 11, 2013 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by CombiMatrix Corporation (the “Company”).  Concurrently herewith, we are filing with the Commission by Edgar transmission Amendment No. 1 to the Registration Statement (the “Amendment”).  To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the Registration Statement which was filed with the Commission on September 17, 2013.

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the initial filing of the Registration Statement.  The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.  Page references in the text of the response correspond to the pages of the Amendment.  Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

Form S-1

Comment No. 1:

1.                                      Please revise your filing to include all information except that which can be excluded by Rule 430A. We note for example that you have not included the number of Class A and Class B units being offered or the number of shares of common stock underlying the Class A warrants. Refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02. Also note that your disclosure throughout your preliminary prospectus must include information based on a bona fide estimate of the public offering price; see section II.A.7 of Release 33-6714 (May 27, 1987).

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

October 25, 2013

Response to Comment No. 1:

The Company notes the Staff’s Comment, and will amend the Registration Statement in a pre-effective amendment to include all information except that which can be excluded by Securities Act Rule 430A.  In light of the Staff’s Comment regarding including information based on a bona fide estimate of the public offering price, the Company has made appropriate revisions throughout the Amendment based on an assumed public offering price of the units.

Fee Table

Comment No. 2:

2.                                      Please show us your calculations supporting the “Maximum aggregate offering price” disclosed in the table. Also show us what consideration you gave to the guidance in the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations Questions 240.05 and 240.06 available on the Commission’s website.

Response to Comment No. 2:

The Company notes the Staff’s Comment, and will amend the Registration Statement in a pre-effective amendment to show the calculations supporting the “Maximum aggregate offering price” disclosed in the fee table.  In light of the Staff’s Comment regarding Compliance and Disclosure Interpretations Questions 240.05 and 240.06, the Company has updated the fee table in the Amendment to reflect a registration fee that is based upon both the offering of the units and the aggregate exercise price of the shares of common stock underlying the warrants that form a part of the units.

Comment No. 3:

3.                                      Please revise your table to disclose the proposed maximum aggregate offering price for each class of security being offered. Refer to the Note to the Calculation of Registration Fee section on Form S-1.

Response to Comment No. 3:

The Company notes the Staff’s Comment, and will amend the Registration Statement in a pre-effective amendment to revise the fee table to disclose the proposed maximum aggregate offering price for each class of security being offered.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

October 25, 2013

Dilution, page 27

Comment No. 4:

4.                                      We note your last bullet point in this section. Please show us how your dilution disclosure would differ (1) if all of the securities underlying the pre-funded warrants were exercised, and (2) if all of the warrants sold in this offering were exercised. Also, tell us how you have concluded that your disclosure is consistent with Rule 408 without this information.

Response to Comment No. 4:

In light of the Staff’s Comment, the Company has amended the Registration Statement at the bottom of page 22 of the Amendment to add a paragraph that will show the hypothetical dilutive effect assuming only Class A Units are being offered and all warrants included in the Class A Units being offered are exercised and, separately, assuming only Class B Units are being offered and all warrants included in the Class B Units being offered are exercised.  The Company will further amend the Registration Statement in a pre-effective amendment to provide additional details with regards thereto.

Underwriting, page 28

Comment No. 5:

5.                                      Given that it appears that you are ineligible to file a registration statement for an unallocated shelf offering, please clarify in an appropriate section of your document how you determined the number of each type of security to offer.

Response to Comment No. 5:

The Company notes the Staff’s Comment, and will amend the Registration Statement in a pre-effective amendment to reflect the number of each class of unit being offered.  In addition, the Company has amended the Registration Statement on page 24 of the Amendment to clarify how the number of each class of unit being offered will be determined.

Warrants to Purchase Common Stock, page 56

Comment No. 6:

6.                                      Given Regulation S-K Item 202(c)(5), please tell us the authority on which you rely to “qualify entirely” your disclosure by an exhibit to this registration statement.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

October 25, 2013

Response to Comment No. 6:

The Company notes the Staff’s Comment, and has amended the Registration Statement on page 46 of the Amendment to delete the language “qualify entirely.”

Comment No. 7:

7.                                      Please more fully describe the purpose of the pre-funded warrants and the associated risks. For example, more clearly describe what you mean when you say that the warrants are “pre-funded,” the purpose of “pre funding” warrants, and how the warrants you are offering achieve this purpose. Likewise, describe the purpose of the ownership thresholds included in the pre-funded warrants.

Response to Comment No. 7:

The Company notes the Staff’s Comment, and has amended the Registration Statement accordingly on pages 46-47 of the Amendment.

Comment No. 8:

8.                                      Please provide us your analysis of whether the beneficial ownership limitation in the pre-funded warrants can be waived by the parties or can be avoided by transferring the securities to an affiliate of the issuer. Also clarify whether the 61 days prior notice requirement in the pre-funded warrants can be waived. In addition, please tell us how the beneficial ownership limit will be enforced.

Response to Comment No. 8:

The Company notes the Staff’s Comment, and has amended the Registration Statement accordingly on page 47 of the Amendment.  The Company supplementally advises the Staff that it expects the beneficial ownership limitations in the warrants will apply to any holder of a warrant regardless of whether or not such holder is an affiliate of the issuer.  The Company further supplementally advises the Staff that, with respect to enforcement of the beneficial ownership limit, it expects that each holder of a warrant will be responsible for its own beneficial ownership calculations and will be required to represent and warrant to the Company at the time of each exercise that such holder and its affiliates do not hold securities of the Company which together with the exercised amount would exceed the beneficial ownership limit.  The Company will not process any exercise notice with the transfer agent that, on its face, would exceed the beneficial ownership limit.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com

Securities and Exchange Commission

October 25, 2013

Exhibits

Comment No. 9:

9.                                      Please file the opinion that you identify as exhibit 5.1.

Response to Comment No. 9:

The Company notes the Staff’s Comment, and will file the Exhibit 5.1 opinion in a pre-effective amendment the Registration Statement.

*   *   *

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Scott Burell at the Company at (949) 753-0624 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/SCOTT R. BURELL
Scott R. Burell
Chief Financial Officer

cc:                                Parker Schweich, Esq.

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com